As Filed With the Securities and Exchange Commission on October 6, 2005

SEC File 333-124607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4

FORM SB-2/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GA COMPUTER SCIENCES INC.

(Name of Small Business Issuer in its Charter)

Nevada	**7372**	**20-0848675**
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

#349-6540 East Hastings Street
Burnaby, B.C.
Canada, V5B 4Z5
Telephone: (775) 881-3390
Facsimile: (604) 298-6308

(Address and telephone numbers of principal executive offices and principal place of business)

Agent for Service:	**With a Copy To:**
Peter Hoyle	Joseph I. Emas
GA Computer Sciences Inc.	1224 Washington Avenue
#349-6540 East Hastings Street	Miami Beach, Florida
Burnaby, British Columbia	33139
Canada, V5B 4Z5	

Approximate Date of Proposed Sale to the Public:
As soon as practicable and from time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box	[**X**]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box	[ ]
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box	[ ]
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box	[ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box	[ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Dollar Amount To Be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee [1]
Common Stock: $0.001 par value, to be registered by selling shareholders	3,055,000	$611,000	$0.20	$611,000	$71.91
Common Stock: $0.001 par value, to be registered by issuer	500,000	$100,000	$0.20	$100,000	$11.77

[1]Estimated in accordance with Rule 457(c) solely for the purpose of computing the amount of the registration fee based on a bona fide estimate of the maximum offering price.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Dated October 6, 2005

Prospectus

GA Computer Sciences Inc.

3,555,000 Shares of Common Stock

GA Computer Sciences Inc. is offering up to 500,000 shares of common stock which as of this date have not been issued. Additionally, the selling shareholders named in this prospectus are offering to sell up to 3,055,000 shares of our common stock held by them. We will not receive any proceeds from the sale of the shares of common stock being offered by the selling shareholders.

We are offering a maximum 500,000 shares of common stock on a self underwritten basis. The offering price is $0.20 per share. There is no minimum number of shares that we will sell. All proceeds will be deposited to our operating account and there will be no refunds. The offering will be open until (Effective Date + 180 days). There are no minimum share purchase requirements for individual investors.

We will sell the securities in this offering through our President. Our President will receive no commission from the sale of the shares nor will our President register as a broker-dealer.

Our shares are not quoted on any national securities exchange. The selling shareholders are required to sell our shares at $0.20 per share until our shares are quoted on the Over-the-Counter Bulletin Board (OTCBB), and thereafter at prevailing market prices or privately negotiated prices.

This investment involves a high degree of risk see "Risk Factors" on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

Prospectus Summary

GA Computer Sciences Inc. ("GA") is a corporation formed under the laws of the State of Nevada on March 10, 2004 whose principal executive offices are located in Vancouver, Canada. Our principal business is the production, marketing and sales of a software product called OpenOffice via the Internet.

About Our Business

We are in the business of production, marketing and sales of a software product called OpenOffice in accordance to terms set forth by the organization OpenOffice.org. OpenOffice is open source software that is competitive software to Microsoft Office. OpenOffice contains a word processor, spreadsheet, presentation, drawing and database tools. Our business model is to produce CD-ROMs that contain a version of the OpenOffice software that runs under Microsoft Windows. We will market and sell these CD-ROMs via our website on the Internet at www.gacompsi.com. We do not develop the OpenOffice software ourselves, the OpenOffice software is developed by a community of volunteer and corporately sponsored software developers around the world. The OpenOffice software uses licenses known as GPL, LGPL and SISSL that allow us to distribute the software free of charge to us.

About Our Stock Structure

We have 7,120,000 shares of our common stock outstanding, of which 3,055,000 are being registered for resale by selling shareholders and 4,065,000 belong to our Directors and Officer. The average purchase price paid for the shares to be resold by the selling shareholders is $0.003. On October 18, 2004, following an amendment of our articles of incorporation 7,055,000 shares were acquired from us. This amendment authorized 75,000,000 shares of common stock with a par value of $0.001. The reason for this amendment was because we were initially incorporated with only 25,000 shares of common stock with no par value due to a clerical error caused by our incorporator. On May 28, 2005, our President acquired 15,000 shares from us at a price of $0.20 per share. On July 8, 2005, our President acquired 50,000 shares from us at a price $0.20 per share.

About Our Financial Performance To Date

As of July 31, 2005 we had nominal revenue and we anticipate incurring operating losses and negative operating cash flow for at least the next twelve months.

About Our Business Model

Our business model is untested and we operate in a highly competitive market with low barriers to entry.

Name, Address, and Telephone Number of Registrant

GA Computer Sciences Inc.
349 - 6540 East Hastings Street
Burnaby, British Columbia
Canada, V5B 4Z5

(775) 881-3390

The Offering

The following is a brief summary of this offering.

Securities being offered to new and current investors:	Up to a maximum of 500,000 shares of common stock with no minimum.
Securities being offered by selling shareholders:	3,055,000 shares of common stock (These shares are being registered by us for resale on behalf of existing shareholders.)
Offering price:	$0.20
Offering period:	The shares are being offered for a period not to exceed 180 days following the effective date of this registration statement.
Net proceeds to our company:	Up to a maximum of $100,000.
Use of proceeds:	To fund initial operations and to pay for offering expenses.
Number of shares outstanding before the offering:	7,120,000
Number of shares outstanding after the offering (Assuming that all shares are sold):	7,620,000

Summary Financial Information

The tables below represent our summary financial information which has been derived from our audited financial statements of October 31, 2004 and our unaudited financial statements of July 31, 2005. We have working capital of $4,932 as at July 31, 2005.

	July 31, 2005 $ (unaudited)	October 31, 2004 $ (audited)
Cash	8,244	7,011
Total Assets	14,241	11,646
Total Liabilities	7,531	7,333
Total Liabilities and Stockholders' Equity	14,241	11,646

Statement of Operations	From March 10, 2004 (Date of Inception) to July 31, 2005 $ (unaudited)	For the Nine Months Ended July 31, 2005 $ (unaudited)	From March 10, 2004 to (Date of Inception) to October 31, 2004 $ (audited)
Revenue	453	453	–
Net Loss for the Period	(31,165)	(17,353)	(13,812)
Net Loss Per Share		–	(.04)

The book value of our company was $0.00 per share as at July 31, 2005.

Risk Factors

An investment in our common stock involves a number of very significant risks. You should carefully consider the following known material risks and uncertainties in addition to other information in this prospectus in evaluating our company and its business before purchasing shares of our company's common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following known material risks. You could lose all or part of your investment due to any of these risks.

We are a new business with a limited operating history and nominal revenues as of July 31, 2005 and are not likely to succeed unless we can overcome the many obstacles we face. If we fail to overcome these obstacles you may lose your entire investment.

We are a development-stage company with limited prior business operations and nominal revenues. We commenced our operations on June 1, 2004. We are presently engaged in the production, marketing and sales of OpenOffice software. Unless we are able to secure adequate funding, we may not be able to successfully continue production and market the OpenOffice software product and our business will most likely fail. Because of our limited operating history, you may not have adequate information on which you can base an evaluation of our business and prospects. To date, we have done the following:

- Completed organizational activities;
- Developed a business plan;
- Obtained interim funding;
- Engaged consultants for professional services;
- Produced an initial version of an OpenOffice CD-ROM; and
- Developed an Internet website.

In order to establish ourselves as a distributor of OpenOffice software, we are dependent upon continued funding and the successful production, marketing and sales of the OpenOffice software product. Failure to obtain funding for continued production and marketing would result in us having difficulty establishing sales or achieving profitability. You should be aware of the increased risks, uncertainties, difficulties and expenses we face as a development stage company and our business may fail and you may loose your entire investment.

We have a history of losses and an accumulated deficit and we expect future losses that may cause our stock value to decline and result in you losing a portion or all of your investment.

Since our inception on March 10, 2004 to July 31, 2005, we have incurred net losses of $31,165. We expect to lose more money as we spend additional capital to continue to produce and market the OpenOffice software product, and establish our infrastructure and organization to support anticipated operations. We cannot be certain whether we will ever earn a significant amount of revenues or profit, or, if we do, that we will be able to continue earning such revenues or profit. Also, any economic weakness may limit our ability to continue development and ultimately market our products and services. Any of these factors could cause our stock price to decline and result in you losing a portion or all of your investment.

We could become non-operational if we are unable to retain our Directors and Officers.

We have no formal employment agreements with our Directors and Officers and their departure would result in us being non-operational. We believe that our future success will depend on the abilities and continued service of our Directors and Officers involved in the continued development and marketing of our products and services. We are materially dependent on our financial consultant. If we are unable to retain the services of this consultant, or if we are unable to attract a qualified employee or financial consultant, we may be unable to prepare financial statements, which could cause our business to fail.

Inability of our Officer and Directors to devote sufficient time to the operation of our business may limit our success.

Presently the Officer and Directors of our company allocate only a portion of their time to the operation of our business. Should our business develop faster than anticipated, the officer and directors may not be able to devote sufficient time to the operation of the business to ensure that it continues as a going concern. Even if this lack of sufficient time of our management is not fatal to our existence it may result in limited growth and success of the business.

We may not be able to compete effectively against our competitors and this may cause our stock value to decline.

Our future success depends on our ability to compete effectively with other distributors of the OpenOffice software product and Microsoft Office. Some of our potential competitors are well established and have larger customer bases and far better name recognition. If we do not compete effectively with current and future competitors we may not generate enough revenue to be profitable. Any of these factors could cause our stock price to decline and result in you losing a portion or all of your investment.

We may become liable for defects or licensing issues that arise in the OpenOffice software and this could negatively effect our business.

Since we are selling the OpenOffice software on CD-ROM we may become liable for any defects that exist in the OpenOffice software, or any licensing issues that may arise, such as, but not limited to, patent and copyright disputes. If we are deemed to be liable for any defects or licensing issues this will have a material adverse impact on our financial condition and results of operation.

We may have to write-off obsolete inventory of our OpenOffice CD-ROMs if OpenOffice.org releases a newer software version than we currently have on hand as inventory and this could negatively effect our business.

As of the date of this registration statement, OpenOffice.org currently distributes stable version 1.1.5 and has version 2.0 in development. Our CD-ROM inventory at version 1.1.1 is missing some minor incremental updates from the most recent stable version that is currently available. The incremental updates from version 1.1.1 to version 1.1.5 does not represent a serious risk of obsolescence. However, when OpenOffice.org releases version 2.0 our inventory at version 1.1.1 will become undesirable to customers because 2.0 will be seen to have substantial improvements over the version 1.1 based distributions. We have not written-off any of our OpenOffice.org version 1.1.1 CD-ROMs to date.

Because our Director and Officer owns the majority of our company's common stock, he has the ability to override the interests of the other stockholders.

Our President owns 56% of our outstanding common stock and serves as our sole Officer. Investors may find the corporate decisions influenced by our President are inconsistent with the interests of other stockholders. Sale of your shares may be difficult or impossible as there is presently no demand or public market for our common stock.

There is presently no demand or public market for our common stock. Though we intend to apply for a quotation on the Over the Counter Bulletin Board, we cannot guarantee that our application will be approved and our stock listed and quoted for sale. Our common stock has no prior market and resale of your shares may be difficult without considerable delay or impossible.

Enforcement of legal process may be difficult.

All members of our Board of Directors and management reside in Canada. As well, our head office is located in Canada. Accordingly, service of process upon individuals related to us, may be difficult or impossible to obtain within the United States. In addition, because all of our assets are located outside of the United States, any judgment obtained in the United States against us may not be collectible within the United States.

We will require additional capital and financing to continue our business and failure to obtain capital would cause our business to fail.

The accompanying financial statements have been prepared assuming that we will continue as a going concern. As discussed in Note 1 of our July 31, 2005 financial statements, we are in the development stage of operations, have had losses from operations since inception, nominal revenues and insufficient working capital available to meet ongoing financial obligations over the next fiscal year. Our Auditor has raised "substantial doubt regarding the Company's ability to continue as a going concern", or in other words remain in business. We will require additional capital and financing in order to continue otherwise our business will fail. We have made no definitive arrangements for any additional capital or financing.

Our business is exposed to foreign currency fluctuations causing negative changes in exchange rates to result in greater costs.

A portion of our revenue, expenses and capital spending will be transacted in Canadian dollars. We do not have a foreign currency hedging program in place. Due to the unpredictable behavior of foreign currency exchange rate fluctuations we cannot assure that this will not have a material adverse impact on our financial condition and results of operation.

Our auditors have expressed substantial doubt about our ability to continue as a going concern.

The accompanying financial statements have been prepared assuming that we will continue as a going concern. As discussed in Note 1 to the financial statements, we were recently incorporated on March 10, 2004, and we do not have a history of earnings, and as a result, our auditors have expressed substantial doubt about our ability to continue as a going concern. Continued operations are dependent on our ability to complete equity or debt financings or generate profitable operations. Such financings may not be available or may not be available on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Failure of this offering to raise sufficient funds to cover offering expenses would cause our business to fail.

Since we have no minimum number of shares that we must sell, it is possible that we may fail to raise enough funds to cover the expenses of this offering. In this case, we would be in debt with our consulting accountants, auditor, securities attorney and have no funds to complete our business plan. As a result, our business will fail and causing you losing a portion or all of your investment.

Purchasers in this offering will experience dilution, and if the market does not value our stock price higher than what you paid, you will have a negative return on your investment.

Since earlier investors in our company have paid average purchase prices less than $0.20 per share you will experience dilution of your investment. Our business will have to grow or the market must value the price of your shares higher than the amount that you paid for you to achieve a profit on your investment. If the valuation of our shares does not overcome your dilution you will lose a portion or all of your investment. An analysis of the potential dilution is available on page 13 of this registration statement.

An increased supply of our shares in the market resulting from shares offered by the selling shareholders may compete with our offering of shares.

Since both our company and the selling shareholders will be offering our shares for sale there will be an increased supply of our shares available. The selling shareholders may compete with our own offering and cause us to sell less shares than the maximum we plan to sell.

If sales of our securities are reported on the Over-the-Counter Bulletin Board, the selling shareholders may offer their securities at prices below the price we are offering.

If we do not complete our offering before the sales of our securities are reported on the Over-the-Counter Bulletin Board, the selling shareholders may have an opportunity to offer their securities below our offering price. If this occurs the selling shareholders will compete with our own offering and cause us to sell less shares than the maximum we plan to sell.

There is no liquidity and no established public market for our common stock and it may prove impossible to sell your shares.

There is presently no public market in our shares. While we intend to contact an authorized Over the Counter Bulletin Board market maker for sponsorship of our securities, we cannot guarantee that such sponsorship will be approved and our stock listed and quoted for sale. Even if our shares are quoted for sale, buyers may be insufficient in numbers to allow for a robust market, it may prove impossible to sell your shares.

Our Articles of Incorporation allow for our Board of Directors to issue our authorized common stock of 75,000,000 shares in one or more series and any new series may be granted rights greater than the Common Shares being offered in this prospectus.

Our Articles of Incorporation allow for our Board of Directors to issue our authorized common stock of 75,000,000 shares in one or more series, with such voting powers, designations, preference and rights or qualifications, limitations or restrictions. This means that without further shareholder approval a new share series could be authorized for issuance by the Board of Directors which may be granted rights and preferences that are greater than those of the common shares being offered pursuant to this prospectus.

If the selling shareholders sell a large number of shares all at once or in blocks, the value of our shares would most likely decline.

The selling shareholders are offering 3,055,000 shares of our common stock through this prospectus. They must sell these shares at a fixed price of $0.20 until such time as they are quoted on the Over the Counter Bulletin Board or other quotation system or stock exchange. Our common stock is presently not traded on any market or securities exchange, but should a market develop, shares sold at a price below the current market price at which the common stock is trading will cause that market price to decline. Moreover, the offer or sale of large numbers of shares at any price may cause the market price to fall. The outstanding shares of common stock covered by this prospectus represent approximately 43% of the common shares currently outstanding.

Our common stock is subject to the "penny stock" rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

- that a broker or dealer approve a person's account for transactions in penny stocks; and
- the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience objectives of the person; and
- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

- sets forth the basis on which the broker or dealer made the suitability determination; and
- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in this Risk Factors section and elsewhere in this prospectus.

Use of Proceeds

The following table indicates the use of proceeds based on the percentage of the financing that is successfully sold.

	Sale of 100%	Sale of 75%	Sale of 50%	Sale of 25%
Gross Proceeds	$100,000	$75,000	$50,000	$25,000
Number of Shares Sold	500,000	375,000	250,000	125,000
Less expenses of offering				
Legal and Registration Fees	$5,000	$5,000	$5,000	$5,000
Accounting and Auditing	$11,000	$11,000	$11,000	$11,000
Electronic Filing and Printing	$3,000	$3,000	$3,000	$3,000
Transfer Agent	$1,000	$1,000	$1,000	$1,000
Net Proceeds	$80,000	$55,000	$30,000	$5,000
Use of net proceeds				
CD Layout and Replication (OpenOffice version 2.0)	$10,000	$7,500	$5,000	$2,500
Website Development	$1,000	$1,000	$1,000	$1,000
Internet Hosting	$1,200	$1,200	$1,200	$1,200
Internet Advertising	$48,000	$24,000	$12,000	$200
Working Capital	$19,800	$21,300	$10,800	$100
	$80,000	$55,000	$30,000	$5,000

Analysis of Financing Scenarios

After deduction $20,000 for estimated offering expenses including legal and registration fees, accounting and auditing, electronic filing and printing, and transfer agent, the net proceeds from this offering may be as much as $80,000, assuming all 500,000 shares are sold. There can be no assurance that any of these shares will be sold. We will use the proceeds to fund our initial operations.

In all four scenarios we will pay for CD layout and replication, website development, Internet hosting and Internet advertising. Website development and Internet hosting will cost us $2,200 in all four financing scenarios. We will increase our CD layout and replication and Internet advertising expenses if we are able to sell a higher percentage of our offering as described in the above table.

CD layout and replication, website development, Internet hosting will be provided by Aacom Communications Corp. of Vancouver, Canada. Aacom Communications Corp. is not an affiliate of us and has provided us with the associated cost estimates that we have disclosed in the above table.

We will use Google AdWords for Internet advertising. Google AdWords is a way to purchase highly targeted and cost controlled cost-per-click Internet advertising. Google is a leader in Internet search. AdWords will also allow us to set limits on the amount we spend on Internet advertising costs. As disclosed in the table above we intend to spend a significant percentage of the offering on Internet advertising as the percentage of the offering sold nears 100%.

Determination of Offering Price

The offering price was determined by using a number of factors. We considered the price of the most recent financing and the fact that we now have an operating Internet website. Additionally, we estimated the cost of this offering plus the amount we need to operate our business for the next 12 months. We determined the offering price by assessing our capital requirements against the price we think investors are willing to pay for our common stock.

Dilution

Prior to this offering GA had 7,120,000 shares of stock issued and outstanding as at July 31, 2005. The net tangible book value of GA as at July 31, 2005 was $6,710 or $0.00 per share. Net tangible book value per share is determined by dividing our tangible net worth, consisting of tangible assets less total liabilities, by the number of shares outstanding. The average price paid by the present shareholders is $0.002. The following tables summarize the difference between the average price paid by present shareholders and the price to be paid by subscribers to this offering for 25%, 50%, 75% and 100% subscription rates.

Analysis for 25% Subscription					
Shareholder Type	Price Paid $	Number of Shares Held	Amount of Consideration Paid	Percentage of Consideration	Percentage of Shares Held
Present Shareholders	0.0036	7,120,000	$25,500	50%	98%
Investors in this Offering	0.2000	125,000	$25,000	50%	2%

Analysis for 50% Subscription					
Shareholder Type	Price Paid $	Number of Shares Held	Amount of Consideration Paid	Percentage of Consideration	Percentage of Shares Held
Present Shareholders	0.0036	7,120,000	$25,500	34%	97%
Investors in this Offering	0.2000	250,000	$50,000	60%	3%

Analysis for 75% Subscription					
Shareholder Type	Price Paid $	Number of Shares Held	Amount of Consideration Paid	Percentage of Consideration	Percentage of Shares Held
Present Shareholders	0.0036	7,120,000	$25,500	25%	95%
Investors in this Offering	0.2000	375,000	$75,000	75%	5%

Analysis for 100% Subscription					
Shareholder Type	Price Paid $	Number of Shares Held	Amount of Consideration Paid	Percentage of Consideration	Percentage of Shares Held
Present Shareholders	0.0036	7,120,000	$25,500	20%	93%
Investors in this Offering	0.2000	500,000	$100,000	80%	7%

"Dilution" means the difference between our public offering price ($0.20 per share) and our proforma net tangible book value per share after implementing this offering and accounting for the cost of the offering. Net tangible book value per share is determined by dividing our tangible net worth, consisting of tangible assets less total liabilities, by the number of shares outstanding. The following table will show the net tangible book value of our shares both before and after the completion of this offering for 25%, 50%, 75% and 100% subscription rates.

	25%	50%	75%	100%
Public offering price per share	$0.20	$0.20	$0.20	$0.20
Net tangible book value per share before offering	$0.00	$0.00	$0.00	$0.00
Proforma net tangible book value per share after offering	$0.00	$0.01	$0.01	$0.01
Increase per share attributable to public investors	$0.00	$0.01	$0.01	$0.01
Dilution per share to public investors	**$0.20**	**$0.19**	**$0.19**	**$0.19**

Selling Shareholders

The selling shareholders are offering up to 3,055,000 shares of common stock through this prospectus. These shares were acquired from us in private placements that were exempt from registration under Regulation S of the Securities Act of 1933. The shares include the following:

1. 3,000,000 shares of our common stock that the selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and was completed on October 20, 2004 (the funds from this offering were received by May 28, 2004 and the funds were held on deposit with us until we were able to issue the common stock on October 20, 2004); and

2. 55,000 shares of our common stock that the selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and was completed on October 20, 2004 (the funds from this offering were received by June 30, 2004 and the funds were held on deposit with us until we were able to issue the common stock on October 20, 2004).

The shares were sold solely by our President to his close friends and close business associates under exemptions provided under British Columbia securities law and Regulation S. There was no private placement agent or others who were involved in placing the shares with the selling shareholders.

The following table provides as the date of this prospectus, information regarding the beneficial ownership of our common stock held by each of the selling shareholders, including:

1. the number of shares owned by each prior to this offering;
2. the total number of shares that are to be offered for each;
3. the total number of shares that will be owned by each upon completion of the offering; and
4. the percentage owned by each upon completion of the offering.

Name of Selling Shareholder	Shares Owned Before the Offering	Price the Selling Shareholder Paid to Acquire Shares	Total Number of Shares to be Offered for the Security Holder's Account	Total Shares Owned After the Offering is Complete	Percentage of Shares Owned After the Offering is Complete
Paul Bining 14183 86th Ave. Surrey, BC Canada V3W 0S3	250,000	$250	250,000	Nil	Nil
Lisa Campbell 6304 173A St. Langley, BC Canada V3S 5J6	250,000	$250	250,000	Nil	Nil
Myrna Code 95-101 Parkside Dr. Port Moody, BC Canada V3H 4W6	10,000	$1,000	10,000	Nil	Nil
Martiin Collins 206 Evergreen Mews SW Calgary, AB Canada T2Y 3T9	10,000	$1,000	10,000	Nil	Nil
Darren Cullen 2396 West 16th Ave. Vancouver, BC Canada V6K 3B6	250,000	$250	250,000	Nil	Nil
Ashraf Dhanani 5-7317 Montecito Dr. Burnaby, BC Canada V5A 1R2	250,000	$250	250,000	Nil	Nil

Name of Selling Shareholder	Shares Owned Before the Offering	Price the Selling Shareholder Paid to Acquire Shares	Total Number of Shares to be Offered for the Security Holder's Account	Total Shares Owned After the Offering is Complete	Percentage of Shares Owned After the Offering is Complete
DPL Services Inc.[1] 424-4246 Albert St. Regina, SK Canada S4S 3R9	10,000	$1,000	10,000	Nil	Nil
Kako Hung 5038 Parker St. Burnaby, BC Canada V5B 1Z6	250,000	$250	250,000	Nil	Nil
Jagroop Gill 6568 Lambert Cres. Delta, BC Canada V4E 1R9	250,000	$250	250,000	Nil	Nil
Kuldip Grewal 13711 90A Ave. Surrey, BC Canada V3W 0S3	250,000	$250	250,000	Nil	Nil
Mike Hallat 3212 Gallette Ave. Coquitlam, BC Canada V3E 2X1	250,000	$250	250,000	Nil	Nil
Nisha Jindal[2] 31313 Livingstone Ave. Abbotsford, BC Canada V2T 4T1	250,000	$250	250,000	Nil	Nil
Rajesh Jindal[2] 31313 Livingstone Ave. Abbotsford, BC Canada V2T 4T1	250,000	$250	250,000	Nil	Nil
Dorothy Kwong 1415 Pinehurst Dr. Burnaby, BC Canada V5A 4C7	5,000	$500	5,000	Nil	Nil
Ash Malhorta 14183 86th Ave. Surrey, BC Canada V3W 0S3	250,000	$250	250,000	Nil	Nil
Angelo Paris 1331 Lansdowne Ave. Coquitlam, BC Canada	10,000	$1,000	10,000	Nil	Nil
Bruce Strebinger 338 N. Dollarton Hwy. North Vancouver, BC Canada, V7G 1N1	10,000	$1,000	10,000	Nil	Nil
LuPing Wang 2159 Kirkstone Rd. North Vancouver, BC Canada V1J 3N3	250,000	$250	250,000	Nil	Nil
Total	3,055,000	$8,500	3,055,000		

Footnotes:

[1]   The beneficial owners of DPL Services Inc. are Peter Harrison and Myles Fichter.

[2]   Rajesh Jindal, the owner of 250,000 shares of our common stock, is the husband of Nisha Jindal, the owner of 250,000 shares of our common stock. As such, beneficial ownership of each such party may be attributed to the other party.

Other than detailed in the footnotes above, we are not aware of any family relationships among selling shareholders.

The named party beneficially owns and has sole voting and investment over all shares or rights to these shares. The percentages are based on 7,120,000 shares of common stock outstanding on the date of this prospectus.

Otherwise, none of the selling shareholders:

1. has had a material relationship with us other than as a shareholder at any time within the past three years; or
2. has ever been one of our officers or directors; or
3. is a broker-dealer or is an affiliate of a broker-dealer.

If there are any changes in the selling shareholders this prospectus will be promptly amended via a post effective amendment.

Plan of Distribution

This is a self-underwritten offering. This prospectus is part of a registration statement that permits our sole officer and director, pursuant Rule 3a4-1 of the Securities Exchange Act of 1934, to sell directly to the public with no commission or other remuneration payable. Our President will mail this prospectus directly to his former and current clients, family, friends and business associates. He will not initiate oral dialog with any potential purchaser and will respond to inquiries of a potential purchaser in a communication initiated by the potential purchaser. He will also complete clerical work involved in effecting any transaction.

In general we will have 2 types of shares that will be available for distribution:

1. New shares related to our Initial Public Offering.
2. Non-affiliate shares owned by selling shareholders.

New Shares Related to our Initial Public Offering

We will attempt to sell a maximum of 500,000 shares of our common stock to the public on a self underwritten basis. There can be no assurance that any of these shares will be sold. Our gross proceeds will be $100,000 if all the shares offered are sold. Neither we nor our President, nor any other person, will pay commissions or other fees, directly or indirectly, to any person or firm in connection with solicitation of the sales of the shares.

The following discussion addresses the material terms of the plan of distribution.

We are offering up to 500,000 shares of our common stock at a price of $0.20 per share to be sold by our President, Mr. Peter Hoyle. Mr. Hoyle is not subject to statutory disqualification as defined in Section 3(a)(39) of the Securities Act of 1933 and we have been orally advised by our securities counsel Joseph I. Emas, that he is not an associated person of a broker or a dealer under section 3a4-1 of the Securities Exchange Act of 1934. Since this offering is conducted as a self-underwritten offering, there can be no assurance that any of the shares will be sold. If we fail to sell all the shares we are trying to sell, our ability to implement our business plan will be materially affected, and you may lose all or substantially all of your investment.

There is currently no market for any of our shares and little likelihood that a public market for such securities will develop after the closing of this offering or be sustained if developed. As such, investors may not be able to readily dispose of any shares purchased in this offering.

Our President shall conduct the offering. Mr. Emas' opinion with respect to our stock is included as an exhibit to this registration statement.

Mr. Hoyle will restrict his participation to the following activities:

- Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by him of a potential purchaser;
- Responding to inquiries of potential purchasers in a communication initiated by the potential purchasers, provided however, that the contents of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;
- Performing ministerial and clerical work involved in effecting any transaction.

Mr. Hoyle is fully aware of the provisions of Rule 3a4-1 under the Exchange Act and will conduct this offering in accordance with Rule 3a4-1, and will rely upon this rule. Should he conduct this offering in any way that violates Rule 3a4-1, both Mr. Hoyle and our company could be subjected to enforcement proceedings, fines and sanctions by the Securities and Exchange Commission and by the regulatory authorities of any state or province in which our securities are offered.

Mr. Hoyle as well as all current shareholders, may purchase securities in this offering upon the same terms and conditions as public investors. If any purchase by a current shareholder triggered a material change, we would promptly file a post effective amendment to this registration statement. Any of these purchasers would be purchasing our common stock for investment and not for resale.

No broker or dealer is participating in this offering. If, for some reason, our directors and shareholders were to determine that the participation of a broker or dealer is necessary, this offering will be promptly amended by a post effective amendment to disclose the details of this arrangement, including the fact that the broker or dealer is acting as an underwriter of this offering. This amendment would also detail the proposed compensation to be paid to any such broker or dealer. The post effective amendment would also extend an offer of rescission to any investors who subscribed to this offering before the broker or dealer was named. In addition to the foregoing requirements; we would be required to file any such amendment with the Corporate Finance Department of the National Association of Securities Dealers, Inc. and to obtain from them a "no objection" position from that organization on the fairness of the underwriting compensation. We would have to amend our filings at the state and provincial level.

The offering will remain open for a period 180 days from the date we are legally allowed to commence selling shares based on this prospectus, unless the entire gross proceeds are earlier received or we decide, in our sole discretion, to cease selling efforts.

Non-Affiliate Shares Owned by Selling Shareholders

The selling shareholders who currently own 3,055,000 shares of our common stock may sell some or all of their common stock in one or more transactions, including block transactions.

The selling shareholders will sell the shares at $0.20 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144.

The selling shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholders, or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholders.

Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. If applicable, the selling shareholders may distribute shares to one or more of their partners who are unaffiliated with us. Such partners may, in turn, distribute such shares as described above. We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders.

We are bearing all costs relating to the registration of the common stock owned by the selling shareholders. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The selling shareholders must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

1. Not engage in any stabilization activities in connection with our common stock;
2. Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and
3. Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.

The Securities Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which:

- contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
- contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties;
- contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the bid and ask price;
- contains a toll-free telephone number for inquiries on disciplinary actions;
- defines significant terms in the disclosure document or in the conduct of trading penny stocks; and
- contains such other information and is in such form (including language, type, size, and format) as the Commission shall require by rule or regulation;

The broker-dealer also must provide, prior to proceeding with any transaction in a penny stock, the customer:

- with bid and offer quotations for the penny stock;
- details of the compensation of the broker-dealer and its salesperson in the transaction;
- the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
- monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules;the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling those securities.

Legal Proceedings

We have no legal proceedings that have been or are currently being undertaken for or against us nor are any contemplated.

Directors, Executive Officers, Promoters and Control Persons

The Directors and Officers currently serving the Company are as follows:

Name	Age	Positions Held and Tenure
Peter Hoyle	51	Director, President, Secretary and Treasurer since March 10, 2004.
Lina Zhou	36	Director and Vice President since February 1, 2005.

The Directors named above will serve until the next annual meeting of the stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers and any other person pursuant to which any director or officer was to be selected as a Director or Officer.

Biographical information

Peter Hoyle – Director, President, Secretary and Treasurer

Mr. Hoyle was employed for 22 years with Imperial Oil Limited within the Chemical Division until June 2000. Imperial Oil Limited is Canada's largest integrated oil company and is 70% owned by ExxonMobil Corporation. The Imperial Oil Limited Chemical Division supplies plastics and solvents to Canadian industry. Mr. Hoyle worked as a Western Region Sales Manager for the Chemical Division from 1987 to 2000. Mr. Hoyle's prior roles with Imperial Oil Limited included systems development and support, business analysis and customer service. During the past five years, Mr. Hoyle has and currently works part-time as a sole proprietor in the area of sales and marketing for several chemical companies in Western Canada. During the past five years, Mr. Hoyle's clients have included Dow Agrosciences, Sialco Materials, Recochem Inc., McFarland Cascade, Fuel X, and United Petroleum Products. Mr. Hoyle became our President on March 10, 2004 and he dedicates about 20 hours per week towards the management of our business.

Lina Zhou - Director

Ms. Zhou was employed as a Lab Manager for Active Chemicals Ltd. from 1994 to 1998. Active Chemicals Ltd. is a producer of water treatment and cleaning chemicals. Ms. Zhou graduated from the University of British Columbia MBA program in April 2000. In May 2000, she began work at HSBC Bank as commercial accounts officer in the Coquitlam branch. In May 2001, she was promoted to a commercial accounts officer in the Burnaby branch. In October 2002, she was promoted to a commercial accounts manager in the Richmond main branch. From April 2004 to April 2005, she took a maternity leave and resumed part-time at her previous position as a commercial accounts manager and currently dedicates about 30 hours per week to this job. HSBC Bank is a global banking company with offices in more than 60 countries. Ms. Zhou became a director of our company on February 1, 2005 and dedicates about 8 hours per month towards our business in an advisory role. We do not have a banking relationship with HSBC Bank.

Significant Employees and Consultants

We have no significant employees other than Mr. Hoyle and Ms. Zhou. For our company's accounting we utilize the consulting services of Lancaster & David, Chartered Accountants of Vancouver, Canada to assist in the preparation of our financial statements in accordance with accounting principles generally accepted in the United States from our internal accounting data.

Audit Committee Financial Expert

We do not have a financial expert serving on an audit committee. We utilize our consulting accountants Lancaster & David to assist in the preparation of our financial statements in accordance with generally accepted accounting principles ("GAAP") from our bank statements and invoices. We do not have an audit committee at this time because we have nominal revenue.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the date of this registration statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of GA Computer Sciences Inc. Also included are the shares held by our Directors and Officers.

Title of Class	Name and Address of Beneficial Owner	Number of Shares Owned Beneficially	Percent of Class Owned Prior To This Offering
Common Stock $0.001 par value	Peter Hoyle Director, President and Secretary 1240 Glen Abbey Drive Burnaby, British Columbia Canada V5A 3Y4	3,965,000	56%
Common Stock $0.001 par value	Lina Zhou Director 8331 Cantley Road Richmond, British Columbia Canada V7C 3R8	100,000	1%

Title of Class	Security Ownership of Management	Number of Shares Owned Beneficially	Percent of Class Owned Prior To This Offering
Common Stock $0.001 par value	Directors and Officers as a group (two persons)	4,065,000	57%

The percent of class is based on 7,120,000 of common stock issued and outstanding as of the date of this prospectus.

The persons listed are the Directors and Officers of our company and have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or a group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

Description of Securities

Common Stock

The Articles of Incorporation of GA Computer Sciences Inc. as amended on October 18, 2004, authorize the issuance of 75,000,000 shares of common stock at $0.001 par value. Each holder of record of common stock is entitled to 1 vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation as amended do not permit cumulative voting for the election of directors.

Holders of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds. In the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive, ratably, the net assets available to stockholders after distribution is made to the preferred shareholders, if any.

Holders of common stock have no preemptive, conversion or redemptive rights. If additional shares of our common stock are issued, the relative interests of then existing stockholders will be diluted.

As amended, our Articles of Incorporation allow for our Board of Directors to issue authorized common stock of 75,000,000 shares in one or more series, with such voting powers, designations, preference and rights or qualifications, limitations or restrictions. This means that without further shareholder approval a new share series could be authorized for issuance by the Board of Directors which may be granted rights and preferences that are greater than those of the common shares the have currently been issued.

Our counsel, Joseph I. Emas has reviewed our share issuances and is of the opinion that all issued shares are validly issued, fully paid and non-assessable pursuant to the corporate law of the State of Nevada. (Chapter 78A of the Nevada Revised Statues).

We are currently serving as our own transfer agent, and plan to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for its securities. Should our securities be quoted on any exchange or OTC quotation system or application is made to have the securities quoted, an independent transfer agent will be appointed.

We currently have 7,120,000 shares of our common stock at $0.001 par value outstanding of which 3,055,000 shares are owned by non-affiliate shareholders and 4,065,000 shares that are owned by our Directors and Officers who are affiliates.

We currently have no shares of our common stock with no par value outstanding. We do not intend to issue shares of our common with no par value. The reason that this class of common stock exists is because our initial incorporator made a clerical error.

Non-Affiliate Owned Securities

We have issued 3,055,000 shares of our common stock at $0.001 par value to 17 non-affiliate non-US shareholders acquired from us in offerings that were exempt from registration under Regulation S of the Securities Act of 1933. These 3,055,000 shares are all being registered for resale by the the selling shareholders via this registration statement.

Affiliate Owned Securities

On October 20, 2004, we issued 4,000,000 shares of our common stock to Mr. Hoyle at $0.001 per share for total consideration of $4,000. On February 1, 2005, Mr. Hoyle transferred 100,000 shares to Ms. Zhou. On May 28, 2005, we issued 15,000 shares of our common stock to Mr. Hoyle at $0.20 per share for total consideration of $3,000. On July 8, 2005, we issued 50,000 shares of our common stock to Mr. Hoyle at $0.20 per share for total consideration of $10,000. As of the date of this prospectus, Mr. Hoyle owns 3,965,000 shares of our common stock and Ms. Zhou owns 100,000 shares of our common stock. Both Mr. Hoyle and Ms. Zhou are affiliates of our company. Under the Securities Act of 1933, these shares can only be re-sold under the provisions of Rule 144.

When a person acquires restricted securities or holds control securities, he or she must find an exemption from the SEC's registration requirements to sell them in the marketplace. Rule 144 allows public resale of restricted and control securities if a number of conditions are met.

Restricted securities are securities acquired in unregistered, private sales from the issuer or from an affiliate of the issuer. Investors typically receive restricted securities through private placement offerings, Regulation S offerings, employee stock benefit plans, as compensation for professional services, or in exchange for providing "seed money" or start-up capital to a company.

Under Rule 144 a shareholder, including an affiliate of our company, may sell shares of common stock after at least one year has elapsed since such shares were acquired from us or an affiliate of our company. Rule 144 further restricts the number of shares of common stock which may be sold within any three-month period to the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a shareholder who is not an affiliate of our company, and who has not been an affiliate of our company for 90 days prior to the sale, and who has beneficially owned shares acquired from our company or an affiliate of our company for over two years may resell the shares of common stock without compliance with the foregoing requirements under Rule 144.

Debt Securities

As of the date of this registration statement, we do not have any debt securities.

Other Securities

As of the date of this registration statement, we do not have any other securities such as warrants or stock options.

Interest of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest exceeding $50,000, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Joseph I. Emas, our independent legal counsel, has provided an opinion on the validity of our common stock.

The financial statements included in this prospectus have been audited by Manning Elliott, Chartered Accountants, of Vancouver, Canada to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the State of Nevada, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Organization Within Last Five Years

We were incorporated in the State of Nevada, USA on March 10, 2004 and are based in Burnaby, British Columbia, Canada. On March 10, 2004 following the resignation of the initial incorporator, Peter Hoyle was officially appointed as our Director, President, Principal Financial Officer and Principal Accounting Officer. Our fiscal year end has been established to be October 31.

Our current operations are based in Burnaby, British Columbia, Canada. The reason that we incorporated in Nevada is because if we are able to increase our sales and profitability to a significant level, we intend to move our operations to Nevada so that we can take advantage of Nevada's corporate state tax rates. The corporate tax rates in British Columbia are currently not as competitive as those of Nevada's.

When our company was incorporated on March 10, 2004 our articles of incorporation permitted us to authorize the issuance of 25,000 shares of common stock at no par value.

On April 1, 2004 we registered the Internet domain name GACOMPSI.COM.

On October 18, 2004 we amended our articles of incorporation to authorize the issuance of 75,000,000 shares of common stock at $0.001 par value.

On February 1, 2005 we appointed Lina Zhou to the Board of Directors.

We are a development stage company. Our principal business is the production, marketing and sales the OpenOffice software product. Our statutory registered agent's office is located at Suite 4, 711 South Carson Street, Carson City, Nevada, 89701 and our business office is located at Suite 349, 6540 East Hastings Street, Burnaby, BC, Canada, V5B 4Z5. Our telephone number is 775 881-3390. We have not had any bankruptcy, receivership or similar proceeding since incorporation. There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation.

Description of Business

Business Development

We were incorporated in the State of Nevada, USA on March 10, 2004 and are based in Burnaby, British Columbia., Canada. We have not had any bankruptcy, receivership or similar proceeding since incorporation. There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation. We will not seek a merger or acquisition within the next twelve months and we have a specific business plan to execute.

Business of Issuer

We are a development stage company. Our business is to produce, market and sell OpenOffice computer software on CD-ROM media. We will produce CD-ROM compact discs and market and sell the discs via the Internet from our website at www.gacompsi.com.

The OpenOffice suite of software that we distribute on CD-ROM is for Microsoft Windows only and includes the following features:

1. A Word Processor program named "Writer" which is similar to Microsoft Word.

2. A Spreadsheet program named "Calc" which is similar to Microsoft Excel.

3. A Presentation program named "Impress" which is similar to Microsoft PowerPoint.

4. A Vector Drawing program named "Draw" which is similar to drawing tools within Microsoft Word.

The OpenOffice software will operate on many computer operating systems including Windows, Linux, FreeBSD, Solaris and Macintosh. Our OpenOffice CD-ROM distribution differs from that of many of our competitors in that our distribution only supports Microsoft Windows. Additionally, our CD-ROM installs nearly automatically after the user inserts the CD-ROM into his or her CD-ROM or DVD drive. Because of this "autorun" feature, novice Microsoft Windows users are able to install the OpenOffice software relatively easily.

Our competitive advantage against Microsoft Office is that we are able to offer a software product that is significantly less expensive, yet provides much the same features. In terms of our competitive advantage against OpenOffice download sources, and vendors that use CDR media, as opposed to manufactured CD-ROMs that we use, is that our software cannot be maliciously changed to include unwanted programs such as spyware or viruses.

Our competitive disadvantage against Microsoft Office is that Microsoft's product is well established and users may want to stay with a product that they have previous experience with, and may not care about the cost savings the OpenOffice software product offers. In terms of our competitive disadvantage against OpenOffice office download sources, and vendors that use CDR media, as opposed to the manufactured CD-ROMs that we use, is that we are not able to update the software as quickly as these competitors since it takes time for us to manufacture the CD-ROMs.

OpenOffice is computer software that is developed by a community of developers who organize themselves under an organization called OpenOffice.org. The main corporate sponsor for OpenOffice development is Sun Microsystems, Inc. The OpenOffice software is licensed using three different source-code licenses known as the GNU General Public License (GPL), Lesser General Public License (LGPL) and the Sun Industry Standards Source License (SISSL). These licenses have been filed as exhibits to this registration statement. Source-code is the underlying computer program code that is used to construct a final software product. These three licenses generally make the software freely available to anyone to use, modify or extend the source-code. This type of software is known as Open Source Software and it is used and supported by a growing number of companies. The most important result for us is that we are allowed to distribute and sell the OpenOffice software on compact discs and we do not have to pay for the rights to distribute the software.

The material terms of the GPL license are that:

1. We are allowed to copy and distribute verbatim copies of the OpenOffice source code as we receive it from OpenOffice.org. We may charge a fee for the physical act of transferring a copy, and at our option we may offer warranty protection in exchange for a fee.

2. We may modify our copies of the OpenOffice software. However, if we perform modifications we will provide those changes to third parties under the same GPL license.

3. We are allowed to copy and distribute the OpenOffice software in executable format as long as we also provide the source code for the OpenOffice software or we agree to distribute the source code upon request. We have chosen to distribute the OpenOffice source code on our CD-ROM distribution.

4. If there is a patent dispute the GPL license still applies. However, if there is a court judgment that limits our rights to distribute the program via the GPL license we may not distribute the OpenOffice software at all.

5. We must distribute a copy of the GPL license with all our OpenOffice CD-ROM distributions.

6. The OpenOffice software and source code is provided to us without warranty.

The material terms of LGPG license are that:

1. We are allowed to copy and distribute verbatim copies of the OpenOffice source library code as we receive it from OpenOffice.org. We may charge a fee for the physical act of transferring a copy, and at our option we may offer warranty protection in exchange for a fee.

2. We may modify our copies of the OpenOffice software library code. However, if we perform modifications we will provide those changes to third parties under the same LGPL license.

3. We are allowed to copy and distribute the OpenOffice software in library format as long as we also provide the source code for the OpenOffice software or we agree to distribute the source code upon request. We have chosen to distribute the OpenOffice source code on our CD-ROM distribution.

4. If there is a patent dispute the LGPL license still applies. However, if there is a court judgment that limits our rights to distribute the program via the LGPL license we may not distribute the OpenOffice software at all.

5. We must distribute a copy of the LGPL license with all our OpenOffice CD-ROM distributions.

6. The OpenOffice software and source code is provided to us without warranty.

The material terms of the SISSL are that:

1. We have a world-wide, royalty-free, non-exclusive license, subject to third party intellectual property claims.

2. We are allowed to copy and distribute verbatim copies of the OpenOffice source code as we receive it from OpenOffice.org. We may charge a fee for the physical act of transferring a copy, and at our option we may offer warranty protection in exchange for a fee.

3. We will indemnify the Initial Developer for any liability that we occur.

4. We must distribute a copy of the SISSL license with all our OpenOffice CD-ROM distributions.

5. The OpenOffice software and source code is provided to us without warranty.

Since the OpenOffice software source-code is freely available and developed by others besides us, we do not have to incur research and development costs. However, the barriers to entering this market are very low and we are competing with about 300 other distributors worldwide.

In order to sell the software from our website we will use another Open Source Software project called osCommerce. Specifically, we will use and adapt software from the osCommerce project. This software is available to us at no cost.

We are charging $9.95 per CD-ROM plus $7.50 for shipping per order. We offer free shipping for orders over $500. Potential investors should note that the OpenOffice software is available as a free download from the OpenOffice website. However, the download is approximately 65MB in size and can take up to 5.2 hours to download on a 28.8Kbps dial-up Internet connection and as fast as 6 minutes with a high-speed Internet connection rated at 1.5Mbps. Additionally, the user must take secondary steps to decompress the software after the download. The availability of the OpenOffice software for free as a download will cause us to loose some potential business and reduces the addressable market for our product.

We intend to market our website using Google AdWords. Google AdWords is a way to purchase highly targeted cost-per-click advertising. AdWords ads are displayed along with search results on Google, as well as on search and content sites in an ad network operated by Google Inc. a leader on Internet search.

We have selected PayPal as our online transaction provider. This means that our future customers will have the ability to pay us for OpenOffice compact discs and we will not be required to maintain confidential information such as our customer's credit card numbers on our servers. PayPal charges us approximately a 3% transaction fee for every transaction that they clear for us.

We will ship our compact discs to our customers using a number of shipping providers including but not limited to: Federal Express, UPS, United States Postal Service and Canada Post.

Regarding our competitive position in the industry, we are a new entry into this marketplace and we are not well known. We expect that we are currently behind our competitors in terms of revenue, brand awarenesses and market share.

We have no patents, trademarks, franchises, concessions or labor contracts.

We currently do not require approval of any government to offer our products and services. We do not expect that will be any governmental regulations on our business. We are voluntarily not accepting orders from the following countries: Afghanistan, Angola, Cuba, Democratic People's Republic of Korea [North Korea], Eritrea, Federal Republic of Yugoslavia [Serbia and Montenegro], Iran, Iraq, Liberia, Libya, Myanmar [Burma], Rwanda, Sierra Leone, Syria, and Sudan.

We expect no costs or effects of compliance of federal, state and local environmental laws on our business.

We have one part-time employee, our President, Mr. Hoyle who dedicates 20 hours per week to our business. We rely on one key consulting company, Lancaster & David, Chartered Accountants to prepare our financial statements. We are materially dependent on using a consultant such as Lancaster & David to prepare our financial statements to GAAP standards as our President does not have the required accounting expertise.

Reports to Security Holders

We are not required to deliver an annual report to security holders. However, we intend to voluntarily send an annual report to security holders and this annual report will include audited financial statements.

This prospectus and exhibits will be contained in a Form SB-2 registration statement that will be filed with the Securities and Exchange Commission. We will become a reporting company after this prospectus has been declared effective by the Securities and Exchange Commission ("SEC"). As a reporting company we will file quarterly, annual, beneficial ownership and other reports with the SEC.

You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330. Since we are an electronic filer, the easiest way to access our reports is through the SEC's Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

Financial Plan

As of July 31, 2005 we had a cash balance $8,244 and have earned $453 in revenue from operations. Since our inception on March 10, 2004 to July 31, 2005 we have raised $25,500 in equity financing via distributions of unregistered securities to Canadian investors using exemptions provided under Regulation S and under British Columbia, Alberta and Saskatchewan Multilateral Instrument 45-103 Part 2 in Canada. During the next twelve months we will need additional funds and we are seeking these additional funds via this initial public offering, private placements or loans from our directors or current shareholders. No arrangements for additional funds have been completed. We expect that we can satisfy our cash requirements until December 31, 2005. Funds from our initial public offering have been planned to meet our cash requirements for the next twelve months. We have planned budgets for 100%, 75%, 50% and 25% subscription levels of our initial public offering.

Website Development Plan

The development of our website is complete and went online on April 1, 2005. Development was completed by Aacom Communications Corp. and the cost of the website development was $2,000. Our website is located on the Internet at www.gacompsi.com. Our website allows our customers to purchase our distribution of the OpenOffice version 1.1.1 for Windows CD-ROM online. Customers can select either US or Canadian funds to pay for their purchase. We offer payment options by check/money order or PayPal. PayPal is an online payment service owned by eBay Inc. We do not anticipate having to develop our website further within the next twelve months.

Website Hosting Plan

Our website is being hosted by Aacom Communications Corp. Aacom is charging us $100 per month to host our website. Over the next twelve months the cost of hosting our website will be $1,200.

CD Layout and Replication Plan

Our distribution of OpenOffice version 1.1.1 for Windows CD-ROM was laid out and replication was managed for us by Aacom Communications Corp and the cost of the layout and replication was $2,500. We have approximately 2,000 OpenOffice version 1.1.1 for Windows CD-ROMs that we are now ready to sell.

The OpenOffice development community is planning a version 2.0 software release sometime in 2005 or 2006. As soon as the OpenOffice development community issues a final release of version 2.0 we will engage Aacom to create at least 1,000 OpenOffice version 2.0 for Windows CD-ROMs. The source of funds for the production run of OpenOffice version 2.0 will be from the proceeds of our offering described in this prospectus.

OpenOffice Version 1.1.1 Obsolescence Plan

As of the date of this registration statement, OpenOffice.org currently distributes stable version 1.1.5 and has version 2.0 in development. Our CD-ROM inventory at version 1.1.1 is missing some minor incremental updates from the most recent stable version that is currently available. The incremental updates from version 1.1.1 to version 1.1.5 does not represent a serious risk of obsolescence. However, when OpenOffice.org releases version 2.0 our inventory at version 1.1.1 will become undesirable to customers because 2.0 will be seen to have substantial improvements over the version 1.1 based distributions. We have not written-off any of our OpenOffice.org version 1.1.1 CD-ROMs to date.

The OpenOffice development community is planning a version 2.0 software release sometime in 2005 or 2006, but has not set an official launch date as of the date of this registration statement. If we find that we are still holding inventory of version 1.1.1 when version 2.0 is available we will give away our version 1.1.1 CD-ROMs for free as a promotion. This will give us the chance to obtain customer leads and allow potential future customers to see that OpenOffice is a viable replacement for Microsoft Office. We estimate that the version 2.0 final software will become available between as early as October 31, 2005 to as late as June 30, 2006 based on our monitoring of the community discussion forums. Our estimate of the amount of the inventory write-off that may occur is between nil and approximately $2,000. Our business will be delayed for approximately one month while the version 2.0 CD-ROMs are being manufactured. This delay will be because we do not to expect to sell CD-ROMs for a one month period between when version 2.0 becomes available from OpenOffice.org and when we receive our version 2.0 CD-ROMs from our manufacturer.

Accounting and Audit Plan

We intend to continue to have our outside consultant assist in the preparation of our quarterly and annual financial statements and have these financial statements reviewed or audited by our independent auditor. Our outside consultant charges us $1,000 to assist in the preparation of our quarterly financial statements and $1,500 to assist in the of preparation of our annual financial statements. Our independent auditor charges us approximately $1,000 to review our quarterly financial statements and approximately $4,000 to audit our annual financial statements. In the next twelve months, we anticipate spending approximately $11,500 to pay for our accounting and audit requirements.

SEC Filing Plan

We intend to become a reporting company in 2005 after our SB-2 is declared effective. This means that we will file documents with the US Securities and Exchange Commission on a quarterly basis. We expect to incur filing costs of approximately $750 per quarter to support our quarterly and annual filings. In the next twelve months, we anticipate spending approximately $5,000 for legal costs to pay for three quarterly filings, one annual filing, a 424B4 final prospectus filing, and a Form 8-A filing in order to complete registration our common stock.

Results of Operations

For the period from inception on March 10, 2004, to July 31, 2005, we had $453 in operating revenue with a cost of goods sold of $152 yielding a gross profit of $301 and had a net loss of $31,165. We incurred total expenses of $31,466. These expenses included $16,850 in professional fees, $8,250 for donated services and $4,125 for donated rent both provided by our President. We had general and administrative expenses of $1,455. We wrote off equipment of $306 that is no longer used in the sale of our OpenOffice CD-ROMs. Additionally, we expensed $480 on amortization.

For the nine month period ended July 31, 2005, we had $453 in operating revenue with a cost of goods sold of $152 yielding a gross profit of $301 and had a net loss of $17,353. We incurred total expenses of $17,654. These expenses included $9,450 in professional fees, $4,500 for donated services and $2,250 for donated rent both provided by our President. We had general and administrative expenses of $785. We wrote off equipment of $306 that is no longer used in the sale of our OpenOffice CD-ROMs. Additionally, we expensed $363 on amortization.

For the period from inception on March 10, 2004, to October 31, 2004, we had no operating revenue and had a net loss of $13,812. Expenses included $7,400 in professional fees, $3,750 for donated services and $1,875 for donated rent both provided by our President. We had general and administrative expenses of $670. Additionally, we expensed $117 on amortization.

Liquidity and Capital resources

At July 31, 2005, we had a cash balance of $8,244.

Our activities have been financed from the proceeds of share subscriptions. From our inception, on May 18, 2004, to July 31, 2005, we have raised a total of $25,500 from private offerings of our common stock.

There are no assurances that we will be able to achieve further sales of our common stock or any other form of additional financing. If we are unable to achieve the financing necessary to continue our plan of operations, then we will not be able to continue our to sell OpenOffice CD-ROMs on the Internet and our business will fail.

Off-balance sheet arrangements

We have no off-balance sheet arrangements including arrangements that would effect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Forward-looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in this Risk Factors section and elsewhere in this prospectus.

Description of Property

The mailing address of our business is 349-6450 East Hastings Street, <mark>Burnaby, British Columbia,</mark> Canada, V5B 4Z5. At this location we rent a mailbox and have use of shipping facilities. These mailbox and shipping facilities are provided to us by a Mailboxes Etc. operator. Our President provides office space at his residence to us at no charge. The cost of the donated premises is valued at $250 per month on our financial statements. We rent web space on the Internet from our hosting provider Aacom Communications Corp. for $100 per month. We own the mentioned Internet domain name providing we pay the ongoing annual fees of approximately $25 per year. We have no mortgage or lien on any of our property.

Our office space is approximately 250 sq. ft. and contains a desk, chair, laptop computer, shipping label printer, filing area, packaging area, CD-ROM storage area and table space. All physical assets in our office are loaned to us by Mr. Hoyle at no cost to us. Our property is adequate, suitable, has enough capacity to operate our business and is in good condition.

We own no real estate holdings and we have no policy to acquire assets for possible capital gain or income.

Certain Relationships and Related Transactions

Transactions with Officers and Directors

On October 20, 2004, Mr. Hoyle, the President and Director of GA purchased 4,000,000 shares of our common stock. The price paid was $0.001 per share for total proceeds of $4,000. These shares were issued pursuant to Regulation S of the Securities Act of 1933.

On February 1, 2005, Mr. Hoyle transferred 100,000 shares of our common stock owned by him to Ms. Zhou who became a Director on that day. Mr. Hoyle received no compensation from Ms. Zhou for these 100,000 shares. This transfer was carried out pursuant to an exemption provided under Regulation S of the Securities Act of 1933.

On May 28, 2005, Mr. Hoyle, the President and Director of GA purchased 15,000 shares of our common stock. The price paid was $0.20 per share for total proceeds of $3,000. These shares were issued pursuant to Regulation S of the Securities Act of 1933.

On July 8, 2005, Mr. Hoyle, the President and Director of GA purchased 50,000 shares of our common stock. The price paid was $0.20 per share for total proceeds of $10,000. These shares were issued pursuant to Regulation S of the Securities Act of 1933.

Mr. Hoyle donates services and rent to us. His donated services are valued at $500 per month and the donated rent is valued at $250 per month on our financial statements. Additionally, Mr. Hoyle incurred organizational costs and legal costs of $2,622 on our behalf. This $2,622 amount is non-interest bearing, unsecured and repayable on demand.

Other than stated above there have been no other transactions with our Officers and Directors.

Agreements with Officers and Directors

We have a verbal agreement with Mr. Hoyle that he will sell our securities offered through this prospectus and that he will receive no commission from the sale of the shares nor will he register as a broker-dealer.

Agreements with Selling Shareholders

We have signed a private placement subscription agreement with each of our selling shareholders. Additionally, we have a verbal agreement with each selling shareholder that they will only sell their shares at $0.20 per share until our shares are quoted on the Over-the-Counter Bulletin Board (OTCBB).

Market for Common Equity and Related Stockholder Matters

Market Information

There is presently no public market for our common stock. We anticipate applying for trading of our common stock on the Over the Counter Bulletin Board (OTCBB) upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares will be traded on the OTCBB or, if traded, that a public market will materialize.

We have no common stock that is subject to outstanding warrants to purchase or securities that are convertible to our common stock.

As of July 31, 2005 we had 7,120,000 shares of our common stock outstanding of which 3,055,000 shares are owned by non-affiliate shareholders and 4,065,000 shares that are owned by our Directors and Officers who are affiliates.

Subject to the volume limitations described in the paragraph below there are:

- 3,900,000 shares of our common stock owned by Mr. Hoyle that can begin to be sold pursuant to Rule 144 on October 20, 2005; and
- 15,000 shares of our common stock owned by Mr. Hoyle that can begin to be sold pursuant to Rule 144 on May 28, 2006; and
- 50,000 shares of our common stock owned by Mr. Hoyle that can begin to be sold pursuant to Rule 144 on July 8, 2006.

Subject to the same volume limitations described in the paragraph below, there are 100,000 shares of our common stock owned by Ms. Zhou that can begin to be sold pursuant to Rule 144 on February 1, 2006. We are registering the 3,055,000 shares already own by non-affiliate selling shareholders for resale through this registration statement. Additionally, up to 500,000 shares are being offered through this prospectus and will also be registered for resale.

Under Rule 144 a shareholder, including an affiliate of our company, may sell shares of common stock after at least one year has elapsed since such shares were acquired from us or an affiliate of our company. Rule 144 further restricts the number of shares of common stock which may be sold within any three-month period to the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a shareholder who is not an affiliate of our company, and who has not been an affiliate of our company for 90 days prior to the sale, and who has beneficially owned shares acquired from our company or an affiliate of our company for over two years may resell the shares of common stock without compliance with the foregoing requirements under Rule 144.

Holders of Our Common Stock

As of July 31, 2005 we have 20 holders of our common stock.

Dividends

We have declared no dividends since our inception on March 10, 2004 and none are planned for the foreseeable future.

Equity Compensation Plans

We have no equity compensation program including no stock option plan and none are planned for the foreseeable future.

Executive Compensation

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our Directors and Officers for all services rendered in all capacities to us for the fiscal periods indicated.

Name and principal position	Fiscal Year	Annual compensation			Long-term compensation			
		Salary ($)	Bonus ($)	Other annual compensation ($)	Awards		Payouts	All other compensation ($)
					Restricted stock award(s) ($)	Securities underlying options/ SARs (#)	LTIP payouts ($)	All other compensation ($)
Peter Hoyle President, Director	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Lina Zhou Director	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

We have no standard arrangements such as an active employment or consulting contract in regarding to compensating Mr. Hoyle or Ms. Zhou for their services to us. We provide no pension plan for Mr. Hoyle or Ms. Zhou. Mr. Hoyle or Ms. Zhou will not be reimbursed for past services. Mr. Hoyle or Ms. Zhou will not receive any monthly, annual or long-term compensation.

We have no policy to compensate our Directors for director services such as committee participation or special assignments. We have no other arrangements with our Directors.

Stock Option Grants

We have no stock option plan and did not grant any stock options to our officers and directors since inception. Additionally, no stock option plan is contemplated.

Financial Statements

GA Computer Sciences Inc.
(A Development Stage Company)

July 31, 2005



MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600   Fax: 604. 714. 3669   Web: manningelliott.com

<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Directors and Stockholders of
GA Computer Sciences Inc. (A Development Stage Company)

We have audited the accompanying balance sheet of GA Computer Sciences Inc. (A Development Stage Company) as of October 31, 2004 and the related statements of operations, cash flows and stockholders' equity for the period from March 10, 2004 (Date of Inception) to October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of GA Computer Sciences Inc. (A Development Stage Company) as of October 31, 2004, and the results of its operations, cash flows and stockholders' equity for the period from March 10, 2004 (Date of Inception) to October 31, 2004, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has losses from operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ "Manning Elliott"

CHARTERED ACCOUNTANTS

Vancouver, Canada

January 19, 2005

GA Computer Sciences Inc.
(A Development Stage Company)
Balance Sheets
(Expressed in U.S. dollars)

	July 31, 2005 $ (unaudited)	October 31, 2004 $ (audited)
ASSETS		
Current Assets		
Cash	8,244	7,011
Inventory	2,619	2,688
Prepaid expenses	1,600	1,500
Total Current Assets	12,463	11,199
Property and Equipment (Note 3)	–	447
Intangible Assets (Note 4)	1,778	–
Total Assets	14,241	11,646
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	2,200	–
Accrued liabilities	2,700	4,700
Due to related party (Note 5)	2,631	2,633
Total Liabilities	7,531	7,333
Contingency and Commitment (Notes 1 and 8)		
Stockholders' Equity		
Common Stock, 75,000,000 shares authorized, $ 0.001 par value 7,120,000 and 7,055,000 shares issued and outstanding, respectively	7,120	7,055
Additional Paid in Capital	18,380	5,445
Donated Capital (Note 5)	12,375	5,625
Deficit Accumulated During the Development Stage	(31,165)	(13,812)
Total Stockholders' Equity	6,710	4,313
Total Liabilities and Stockholders' Equity	14,241	11,646

(The accompanying notes are an integral part of the financial statements)

GA Computer Sciences Inc.
(A Development Stage Company)
Statements of Operations
(Expressed in U.S. Dollars)

	Accumulated From March 10, 2004 (Date of Inception) to July 31, 2005 $ (unaudited)	For the Nine Months Ended July 31, 2005 $ (unaudited)	From March 10, 2004 (Date of Inception) to October 31, 2004 $ (audited)
Revenue	453	453	–
Cost of Goods Sold	152	152	–
Gross Profit	301	301	–
Expenses			
Amortization	480	363	117
Donated rent (Note 5)	4,125	2,250	1,875
Donated services (Note 5)	8,250	4,500	3,750
General and administrative	1,455	785	670
Impairment loss on equipment (Note 3)	306	306	–
Professional fees	16,850	9,450	7,400
Total Expenses	31,466	17,654	13,812
Net Loss For the Period	(31,165)	(17,353)	(13,812)
Net Loss Per Share – Basic and Diluted		–	(.04)
Weighted Average Shares Outstanding		7,120,000	330,000

(The accompanying notes are an integral part of the financial statements)

GA Computer Sciences Inc.
(A Development Stage Company)
Statements of Cash Flows
(Expressed in U.S. dollars)

	Accumulated From March 10, 2004 (Date of Inception) to July 31, 2005 $ (unaudited)	For the Nine Months Ended July 31, 2005 $ (unaudited)	From March 10, 2004 (Date of Inception) to October 31, 2004 $ (audited)
Cash Flows Used In Operating Activities			
Net loss for the period	(31,165)	(17,353)	(13,812)
Adjustments to reconcile net loss to cash:			
Amortization	480	363	117
Donated services and expenses	15,008	6,750	8,258
Impairment loss on equipment	306	306	–
Change in operating assets and liabilities:			
(Increase) in inventory	(2,619)	69	(2,688)
(Increase) in prepaid expenses	(1,600)	(100)	(1,500)
Increase in accounts payable and accruals	4,900	200	4,700
(Decrease) in due to related parties	(2)	(2)	–
Net Cash Used in Operating Activities	(14,692)	(9,767)	(4,925)
Cash Flows Used In Investing Activities			
Purchase of equipment	(564)	–	(564)
Website development costs	(2,000)	(2,000)	–
Net Cash Flows Used In Investing Activities	(2,564)	(2,000)	564
Cash Flows From Financing Activities			
Proceeds from issuance of common stock	25,500	13,000	12,500
Net Cash Flows Provided By Financing Activities	25,500	13,000	12,500
Increase in Cash	8,244	1,233	7,011
Cash - Beginning of Period	–	7,011	–
Cash - End of Period	8,244	8,244	7,011
Supplemental Disclosures			
Interest paid	–	–	–
Income taxes paid	–	–	–

(The accompanying notes are an integral part of the financial statements)

GA Computer Sciences Inc.
(A Development Stage Company)
Statements of Stockholders' Equity
For the Period from March 10, 2004 (Date of Inception) to July 31, 2005
(Expressed in U.S. dollars)

	Common Stock #	Amount $	Additional Paid-in Capital $	Donated Capital $	Deficit Accumulated During the Development Stage $	Total $
Balance – March 10, 2004 (Date of Inception)	–	–	–	–	–	–
Issue of common stock for cash at $0.001/share - October 20,2004	7,000,000	7,000	–	–	–	7,000
Issue of common stock for cash at $0.10/share - October 20, 2004	55,000	55	5,445	–	–	5,500
Donated services and rent	–	–	–	5,625	–	5,625
Net loss for the period	–	–	–	–	(13,812)	(13,812)
Balance – October 31, 2004 (audited)	7,055,000	7,055	5,445	5,625	(13,812)	4,313
Issue of common stock for cash at $0.20 /share - May 28, 2005	15,000	15	2,985	–	–	3,000
Issue of common stock for cash at $0.20 /share - July 8, 2005	50,000	50	9,950	–	–	10,000
Donated services and rent	–	–	–	6,750	–	6,750
Net loss for the period	–	–	–	–	(17,353)	(17,353)
Balance – July 31, 2005 (unaudited)	7,120,000	7,120	18,380	12,375	(31,165)	6,710

(The accompanying notes are an integral part of the financial statements)

GA Computer Sciences Inc.
(A Development Stage Company)
Notes to the Financial Statements
July 31, 2005
(expressed in U.S. Dollars)

1. Development Stage Company

    The Company was incorporated in the State of Nevada on March 10, 2004. The Company is a Development Stage Company, as defined by Statement of Financial Accounting Standard ("SFAS") No.7 *"Accounting and Reporting for Enterprises in the Development Stage".* The Company is located in British Columbia, Canada and its principal business is the sale of software created by "Open Office" in pre-packaged shrink-wrapped standard compact disk jewel cases. The software included on the compact disks is also available directly over the Internet.

    These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never generated revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and the attainment of profitable operations. As at July 31, 2005, the Company has working capital of $4,932 and accumulated losses of $31,165 since inception. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

    On September 6, 2005, the Company filed an amended SB-2 Registration Statement ("SB-2") with the United States Securities and Exchange Commission to register 3,055,000 shares of common stock for resale by existing shareholders of the Company at $0.20 per share until the shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices. The Company will not receive any proceeds from the resale of shares of common stock by the selling stockholders. Also pursuant to the SB-2, the Company will offer up to 500,000 common shares at a price of $0.20 per share for maximum proceeds of $100,000 to the Company.

    On May 28, 2005, the Company issued 15,000 shares of common stock at a price of $0.20 per share for cash proceeds of $3,000. On July 8, 2005, the Company issued 50,000 shares of common stock at a price of $0.20 per share for cash proceeds of $10,000.

2. Summary of Significant Accounting Policies

    a) Basis of Presentation

        These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in U.S. dollars. The Company's fiscal year-end is October 31.

    b) Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    c) Basic and Diluted Net Income (Loss) Per Share

        The Company computes net income (loss) per share in accordance with SFAS No. 128, "*Earnings per Share*". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

    d) Comprehensive Loss

        SFAS No. 130, "*Reporting Comprehensive Income*," establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at July 31, 2005 and October 31, 2004, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

GA Computer Sciences Inc.
(A Development Stage Company)
Notes to the Financial Statements
July 31, 2005
(expressed in U.S. Dollars)

2. Summary of Significant Accounting Policies (continued)

e) Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

f) Inventory

Inventory is recorded at the lower of cost and net realizable value on a first-in, first-out basis. At July 31, 2005 and October 31, 2004, inventory consisted of pre-packaged software products.

g) Property and Equipment

Property and equipment is recorded at cost and was being amortized on a straight-line basis over the estimated life of two years.

h) Long-Lived Assets

In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*, the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

i) Website Development Costs

The Company recognizes the costs associated with developing a website in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"*. Relating to website development costs the Company follows the guidance pursuant to the Emerging Issues Task Force (EITF) No. 00-2, *"Accounting for Website Development Costs"*.

Costs associated with the website consist primarily of website development costs paid to a third party. These capitalized costs are amortized based on their estimated useful life over three years. Internal costs related to the development of website content will be charged to operations as incurred.

j) Financial Instruments

Financial instruments, which include, cash, accounts payable, accrued liabilities, and amounts due to related parties were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company's operations are in Canada resulting in exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

k) Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

GA Computer Sciences Inc.
(A Development Stage Company)
Notes to the Financial Statements
July 31, 2005
(expressed in U.S. Dollars)

2. Summary of Significant Accounting Policies (continued)

    l) Foreign Currency Translation

    The Company's functional and reporting currency is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated in accordance with SFAS No. 52 *"Foreign Currency Translation"* using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

    m) Revenue Recognition

    The Company recognizes revenue from the sale of pre-packaged software products in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 ("SAB 104"), *"Revenue Recognition in Financial Statements"*. Revenue consists of the sale of pre-packaged software products and is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is shipped, and collectibility is reasonably assured.

    n) Stock – Based Compensation

    Common shares issued to third parties for non-cash consideration are valued based on the fair market value of the services provided or the fair market value of the common stock on the measurement date, whichever is more readily determinable.

    o) Recent Accounting Pronouncement

    In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, "Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3". SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

    In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

GA Computer Sciences Inc.
(A Development Stage Company)
Notes to the Financial Statements
July 31, 2005
(expressed in U.S. Dollars)

2. Summary of Significant Accounting Policies (continued)

   o) Recent Accounting Pronouncement (continued)

   In December 2004, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment". SFAS 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

   In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 ("SAB 107") to give guidance on the implementation of SFAS 123R. The Company will consider SAB 107 during implementation of SFAS 123R.

   p) Interim Financial Statements

   The interim financial statements as at July 31, 2005 and for the nine month period then ended have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

3. Property and Equipment

	Cost $	Accumulated Amortization $	July 31, 2005 Net Carrying Value $ (unaudited)	October 31, 2004 Net Carrying Value $ (audited)
Equipment	564	564	–	447

The Company determined that equipment with a net book value of $306 was impaired as of April 30, 2005. The respective equipment is no longer used in the sale of the Company's pre-packaged software products.

4. Intangible Asset

	Cost $	Accumulated Amortization $	July 31, 2005 Net Carrying Value $ (unaudited)
Website development costs	2,000	222	1,778

GA Computer Sciences Inc.
(A Development Stage Company)
Notes to the Financial Statements
July 31, 2005
(expressed in U.S. Dollars)

5. Related Party Transactions

a) During the nine month period ending July 31, 2005, the Company recognized a total of $4,500 (October 31, 2004 - $3,750) for donated services at $500 per month and $2,250 (October 31, 2004 - $1,875) for donated rent at $250 per month provided by the President of the Company.

b) During the period ending October 31, 2004, the President of the Company incurred organizational and legal costs of $2,633 on behalf of the Company. This amount is non-interest bearing, unsecured and repayable on demand.

c) Refer to notes 6(a)(d) and 6(e)

6. Common Shares

a) On October 20, 2004, the Company issued 4,000,000 shares of common stock at a price of $0.001 per share for cash proceeds of $4,000 to the President of the Company.

b) On October 20, 2004, the Company issued 3,000,000 shares of common stock at a price of $0.001 per share for cash proceeds of $3,000.

c) On October 20, 2004 the Company issued 55,000 shares of common stock at a price of $0.10 per share for cash proceeds of $5,500.

d) On May 28, 2005, 15,000 common shares were issued to the President of the Company at a price of $0.20 per share for cash proceeds of $3,000.

e) On July 8, 2005, 50,000 common shares were issued to the President of the Company at a price of $0.20 per share for cash proceeds of $10,000.

7. Income Tax

The Company has adopted the provisions of SFAS 109, *"Accounting for Income Taxes"*. Pursuant to SFAS 109 the Company is required to compute tax asset benefits for net operating losses carried forward. The potential benefit of net operating losses have not been recognized in the financial statements because the Company cannot be assured that it is more likely than not that it will utilize the net operating losses carried forward in future years. The Company has approximately $5,000 of net operating loss carryforwards available to offset taxable income in future years which expire through fiscal 2024. For the period October 31, 2004, the valuation allowance established against the deferred tax assets increased by $1,836.

The components of the net deferred tax asset at October 31, 2004, the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

	October 31, 2004 $
Net Operating Loss	5,000
Statutory Tax Rate	34%
Effective Tax Rate	–
Deferred Tax Asset	1,700
Valuation Allowance	(1,700)
Net Deferred Tax Asset	–

8. Commitment

The Company entered into an agreement to pay $100 a month for web hosting services commencing June 1, 2005 and ending July 31, 2005.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Since inception on March 10, 2004 there were no disagreements with our accountants on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure. In addition, there were no reportable events as described in Item 304(a)(1)(iv)(B)1 through 3 of Regulation S-B that occurred within our two most recent fiscal years and the subsequent interim periods.

Dealer Prospectus Delivery Obligation

Until 180 days from the effective date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II - Information Not Required In Prospectus

Indemnification of Directors and Officers

As permitted by Nevada law, our Articles of Incorporation provide that we will indemnify our directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been directors or officers of us, unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.

Exclusion of Liabilities

Pursuant to the laws of the State of Nevada, our Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 7-106-401 of the Nevada Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right, which a director may have to be indemnified, and does not affect any director's liability under federal or applicable state securities laws.

Disclosure of Commission position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the State of Nevada, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Other Expenses of Issuance and Distribution

The estimated costs of this offering are as follows:

Legal and Registration Fees	$5,000
Accounting and Auditing	$11,000
Electronic Filing and Printing	$3,000
Transfer Agent	$1,000
Total	**$20,000**

None of the above expenses of issuance and distribution will be borne by the selling shareholders.

Recent Sales of Unregistered Securities

As of July 31, 2005 we have sold 7,120,000 shares of unregistered securities. All of these 7,120,000 shares were acquired from us in private placements that were exempt from registration under Regulation S of the Securities Act of 1933 and were sold to Canadian residents.

The shares include the following:

1. On October 20, 2004, we issued 4,000,000 shares of common stock at a price of $0.001 per share for cash proceeds of $4,000 to our President (the funds from this offering were received by April 15, 2004 and the funds were held on deposit with us until we were able to issue the common stock on October 20, 2004); and

2. On October 20, 2004 we issued 3,000,000 shares of common stock to twelve non-affiliate Canadian residents at a price of $0.001 per share for cash proceeds of $3,000 (the funds from this offering were received by May 28, 2004 and the funds were held on deposit with us until we were able to issue the common stock on October 20, 2004); and

3. On October 20, 2004 we issued 55,000 shares of common stock to five non-affiliate Canadian residents and one Canadian corporation at a price of $0.10 per share for cash proceeds of $5,500 (the funds from this offering were received by June 30, 2004 and the funds were held on deposit with us until we were able to issue the common stock on October 20, 2004); and

4. On May 28, 2005, we issued 15,000 shares of common stock at a price of $0.20 per share for cash proceeds of $3,000 to our President; and

5. On July 28, 2005, we issued 50,000 shares of common stock at a price of $0.20 per share for cash proceeds of $10,000 to our President.

With respect to all of the above offerings, we completed the offerings of the common stock pursuant to Rule 903 of Regulation S of the Act on the basis that the sale of the common stock was completed in an "offshore transaction", as defined in Rule 902(h) of Regulation S. We did not engage in any directed selling efforts, as defined in Regulation S, in the United States in connection with the sale of the units. Each investor represented to us that the investor was not a U.S. person, as defined in Regulation S, and was not acquiring the shares for the account or benefit of a U.S. person. The subscription agreement executed between us and the investor included statements that the securities had not been registered pursuant to the Act and that the securities may not be offered or sold in the United States unless the securities are registered under the Act or pursuant to an exemption from the Act. The investor agreed by execution of the subscription agreement for the common stock: (i) to resell the securities purchased only in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an exemption from registration under the Act; (ii) that we are required to refuse to register any sale of the securities purchased unless the transfer is in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an exemption from registration under the Act; and (iii) not to engage in hedging transactions with regards to the securities purchased unless in compliance with the Act. All securities issued were endorsed with a restrictive legend confirming that the securities had been issued pursuant to Regulation S of the Act and could not be resold without registration under the Act or an applicable exemption from the registration requirements of the Act.

Each investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

Exhibits

Exhibit Number	Description
3.1	Articles of Incorporation*
3.2	Amendment to Articles of Incorporation*
3.3	By-Laws*
5.1	Opinion and consent of Lawyer Joseph I. Emas
10.1	GNU General Public License (GPL)**
10.2	GNU Lesser General Public License (LGPL)**
10.3	Sun Industry Standards Source License (SISSL)**
14.1	Financial Code of Ethics*
23.1	Consent of Independent Auditor

* Incorporated by reference from filing of May 4, 2005.
** Incorporated by reference from filing of July 12, 2005

Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

   a) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

   b) Reflect in our prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Not withstanding the foregoing, any increase or decrease if the securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) 230.424(b) of this chapter if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

   c) Include any additional or changed material information on the plan of distribution.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

   Insofar as indemnification for liabilities arising under that Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

   In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against the public policy as expressed in the Securities Act, and a will be governed by the final adjudication of such issue.

Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Burnaby, Province of British Columbia, Canada on October 6, 2005.

GA Computer Sciences Inc.

By:

_____
Peter Hoyle
Director, President, Principal Financial Officer and Principal Accounting Officer

In accordance with the requirements of Securities Act of 1933, this registration statement was signed by the following persons in the capacities and the dates stated:

_____
Peter Hoyle
Director, President, Principal Financial Officer and Principal Accounting Officer
October 6, 2005

_____
Lina Zhou
Director
October 6, 2005

Power of Attorney

ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Peter Hoyle, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE	CAPACITY IN WHICH SIGNED	DATE
Peter Hoyle	Director, President, Principal Financial Officer and Principal Accounting Officer	October 6, 2005
Lina Zhou	Director	October 6, 2005